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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Shell Canada Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
2911
(CUSIP Number)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
April 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	2911	Page	1	of	4

1	NAMES OF REPORTING PERSONS: Royal Dutch Shell plc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England and Wales

	7	SOLE VOTING POWER:

NUMBER OF		825,991,825 Common Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		825,991,825 Common Shares

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

825,991,825 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100% of Common Shares

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

CUSIP No.	2911	Page	2	of	4
Amendment No. 4 to Schedule 13D
     This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements Item 4 and Item 7 and restates clauses (a) and (c) of Item 5 of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on October 23, 2006, as amended and supplemented by Amendment No. 1 filed on January 26, 2007, Amendment No. 2 filed on March 19, 2007 and Amendment No. 3 filed on April 2, 2007 (as so amended, the “Schedule 13D”), in respect of the common shares, no par value, of Shell Canada Limited, a company organized pursuant to the laws of Canada (“Shell Canada”). Capitalized terms used in this Amendment No. 4 but not defined herein have the meanings given to such terms in the Schedule 13D.
Item 4.  Purpose of Transaction
     Shell Canada announced on April 26, 2007 that Royal Dutch Shell, through its wholly-owned subsidiary Shell Investments Limited, acquired all of the remaining outstanding common shares of Shell Canada pursuant to the compulsory acquisition procedures available under the Canada Business Corporations Act. Royal Dutch Shell now beneficially owns 100% of the common shares of Shell Canada.
     After the completion of the compulsory acquisition, Shell Canada’s common shares were delisted from the Toronto Stock Exchange as of the close of the market on April 25, 2007. Shell Canada has also applied to securities regulators to cease to be a reporting issuer under Canadian securities laws which, if granted, would relieve Shell Canada from its public reporting obligations.
Item 5.  Interest in Securities of the Issuer
     (a)  Royal Dutch Shell beneficially owns 825,991,825 common shares of Shell Canada or 100% of the common shares of Shell Canada.
     (c)  On April 23, 2007, Royal Dutch Shell acquired 9,986,552 common shares of Shell Canada pursuant to compulsory acquisition procedures available under the Canada Business Corporations Act.
Item 7.  Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.	Shell Canada Limited press release dated April 26, 2007, entitled “Royal Dutch Shell plc completes acquisition of Shell Canada Limited”.

CUSIP No.	2911	Page	3	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  April 27, 2007

ROYAL DUTCH SHELL plc
by	/s/ Michiel Brandjes
	Name:	Michiel Brandjes
	Title:	Company Secretary

CUSIP No.	2911	Page	4	of	4

Exhibit
Number	Exhibit Name
1.	Shell Canada Limited press release dated April 26, 2007, entitled “Royal Dutch Shell plc completes acquisition of Shell Canada Limited”.